

September 2, 2010

Via U.S. Mail & Facsimile (403) 699-5675

Mr. Kevin J. Reinhart
Executive Vice President and Chief Financial Officer
Nexen Inc.
801- 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P7

>   **Re: Nexen Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 25, 2010**
>   **File No. 1-6702**

Dear Mr. Reinhart:

We have reviewed your response letter filed July 29, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.   We note your response to prior comment 1 from our letter dated July 2, 2010 and your new risk factor entitled "Deep Water Operations" in your Form 10-Q filed on July 21, 2010. Please clarify how the "pollution cleanup" that appears covered up to U.S.$1.5 billion, net of your working interest in the well, differs from the "costs relating to damage to natural resources" that appears only covered up to U.S.$50 million. Please also explain the certain sub-limits for each of the areas covered by the U.S. $1.5 billion insurance plan.

2.   Please provide information about your indemnification obligations, and those of your operating or non-operating partners and third parties performing services on any of your offshore operations. Please also explain why bullet 2 is inapplicable. It appears that if you are the operator on a well, such as for the Buzzard field and platform or at Knotty Head, you could be a liable party in case of events such as the Deepwater Horizon incident.

3.   In regard to remediation plans or procedures, in your response to prior comment 1 from our letter dated July 2, 2010 you state that disclosure would not be helpful at this time because you are still assessing the adoption of evolving best practices. Please describe your current remediation plans and procedures, and discuss what you are considering changing to adopt best practices. Please also confirm that you will disclose your adopted best practices as soon as such internal review is complete.

Risk Factors, page 40

Public Perception of Oil Sands Developments, page 46

4.   We note your disclosure in response to prior comment 4 from our letter dated July 2, 2010 that you have disclosed all pending environmental legislation which would impact your oil sands operations. Either here or in an appropriate location, provide more details about the matters and "perceptions" that you allude to in this risk factor.

Engineering Comments

Business and Properties, page 1

Proved Developed and Undeveloped Reserves, page 26

5.   We note your response number 11. Please provide us with the "economic assessment of the combined activities" and the "economic analysis" that you reference. Indicate for us the assumptions underlying those analyses. Provide us also with your projected 27 year annual production schedule and demonstrate for us at what point you anticipate the project will achieve "breakeven."

6.   We note your response number 12. Your response suggests that the conversion rate for 2009 was unusually low. Part V entitled "Guidance for Management's Discussion and Analysis for Companies Engaged in Oil and Gas Producing Activities" in SEC Release 33- 8995 identifies material changes to the items described in Items 1202 through 1208 of Regulation S-K as topics that warrant discussion. Revise your disclosure to address the 4% PUD conversion rate in 2009 as you have done in your supplemental response clarifying, if true, why that conversion rate is atypical. Supplementally, provide us with your three-year PUD conversion rate.

Quantitative and Qualitative Disclosures about Market Risk, page 92

Special Note to Canadian Investors, page 97

7.   In part, your response 15 states that your third party engineers "…were not requested nor did they review our disclosures related to our reserves." Your document references "reserves disclosures" as not reviewed by third party engineers which we interpreted as disclosures of reserve figures as well as information related to reserves. Please clarify this distinction in your disclosure.

Exhibits 23.2, 23.3, 23.4

8.   Your response 16 declined our request that you obtain changes to your third party
        engineering reports:

    - The 12 month average benchmark product prices and the average adjusted prices
      used to determine reserves. Item 1202(8)(v) requires a discussion of the primary
      economic assumptions. Our position is that a discussion of such assumptions that
      omits the benchmark and average adjusted prices is clearly incomplete. Please
      amend your document to disclose these items.

    - The aggregate percentage difference between your proved reserve estimates and
      those of your third party engineer. The third party reports by DeGolyer and
      MacNaughton state that your estimates "…are, in aggregate when compared to
      our estimates on the basis of equivalent barrels, reasonable within the established
      audit tolerance guidelines as set forth in the Standards Pertaining to the
      Estimating and Auditing of Oil and Gas Reserves Information promulgated by the
      Society of Petroleum Engineers." There is no statement that the third party's
      estimates and yours are within 10% of each other. Reasonable agreement is
      defined by Society of Petroleum Engineers as within 10%. Since DeGolyer and
      MacNaughton has stated that it subscribes to the standards set by the SPE, such a
      statement is appropriate. Please amend your document to include, if true, this
      statement. If this statement is untrue, please explain to us the justification for the
      claim of reasonable agreement and tell us the aggregate percentage disagreement
      between your proved reserve figures and those of your third party engineer.

    - The aggregate percentage difference between your probable reserve estimates and
      those of your third party engineer. Our comments from the second bullet above
      apply here also.

        Please also apply this comment to Exhibits 23.6, 23.7, 23.9.

        You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with
questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271,
or in his absence, the undersigned at (202) 551-3745 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director